# SEC Schedule 13G/A (Amendment No. 3) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: NUSCALE POWER Corp, CIK 0001822966
CUSIP: 67079K100
Title of class of securities: Class A Common Stock, $0.0001 par value per share
Address of issuer's principal executive offices: 6650 SW Redwood Lane, Suite 210, PORTLAND, Oregon (OR), 97224
Date of event which requires filing of this statement: 06/30/2024
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001104659-22-060406
Filed by CIK 0001928866

## Reporting persons
- Green Energy New Technology Investment Fund: type of reporting person: partnership (PN); citizenship or place of organization: Korea Republic Of (M5); sole voting power 4,066,162; shared voting power 0; sole dispositive power 4,066,162; shared dispositive power 0; aggregate amount beneficially owned 4,066,162 (4.6% of the class)

## Item 1. Issuer
Name of issuer: NUSCALE POWER Corp
Address of issuer's principal executive offices: 6650 SW Redwood Lane, Suite 210, PORTLAND, OREGON, 97224

## Item 2. Person Filing
Name of person filing:
GREEN ENERGY NEW TECHNOLOGY INVESTMENT FUND

All investment and voting decisions over the securities held by the Reporting Person are made by a group of managers, which consists of 4 managers. Because no member of the group of managers has direct or indirect control over investment and voting decisions of the Reporting Person, and the approval of at least 3 of the 4 managers is required for any voting or disposition of securities held by the Reporting Person, no manager is deemed to be a beneficial owner of securities held by the Reporting Person.
Address of principal business office or, if none, residence:
22 F, D TOWER 134, TONGIL-RO, JONGNO-GU
SEOUL, REPUBLIC OF KOREA
Citizenship: Republic of Korea

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: Information with respect to the Reporting Person's ownership of the Common Stock as of June 30, 2024, is incorporated by reference to items (5) - (9) and (11) of the cover page of the Reporting Person.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Green Energy New Technology Investment Fund: In Ki Jang, Authorized Signatory (07/01/2024)